FEB 2 4 2011
WASH, D.C. 200 SECTION

11016276

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Everett Street, P.O. Box 2528
(No. and Street)

East Peoria (City) Illinois (State) 61611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nathan White (309) 699-6608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwestern Securities Trading Company, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHAEL J GRAHAM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/14/13

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

We have audited the accompanying statements of financial condition of **Midwestern Securities Trading Company, LLC** (the Company) as of December 31, 2010 and 2009, and the related statements of operations and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwestern Securities Trading Company, LLC at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 11, 2011

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009
Cash and cash equivalents	$ 194,000	$ 158,770
Receivables from clearing organizations	64,395	41,246
Prepaid expenses	17,446	8,145
Property and equipment	12,228	14,208
	$ 288,069	$ 222,369

LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Commissions payable	$ 98,165	$ 69,338
Accrued expenses	410	-
	98,575	69,338
Members' equity	189,494	153,031
	$ 288,069	$ 222,369

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Securities commissions	$ 31,456	$ 11,427
Mutual funds / VA commissions	444,060	344,434
MAPS commissions and fees	212,119	99,055
Mutual funds / VA trails	601,956	400,040
Listed stocks	97,264	84,427
Money market trails	14,799	20,883
DC flow income	71,798	92,007
Insurance	54,207	41,562
Interest	39	151
Miscellaneous income	100,546	87,175
	1,628,244	1,181,161
EXPENSES		
Commissions	1,155,735	873,341
Clearing charges	111,170	101,684
Advertising and promotion	9,973	8,780
Consulting and professional services	64,766	48,792
Continuing education	5,421	2,101
Depreciation and amortization	3,348	3,539
Dues and subscriptions	9,779	13,403
Insurance	22,871	14,898
Licenses and permits	26,489	22,228
Office supplies and postage	21,172	17,888
Payroll taxes	8,959	-
Rent	21,771	14,726
Real estate taxes	1,811	1,763
Repairs and maintenance	877	2,426
Salaries	95,125	45,684
Seminars and catering	3,356	2,405
Travel and entertainment	22,897	18,446
Utilities	10,483	9,742
Miscellaneous expenses	15,778	10,660
	1,611,781	1,212,506
NET INCOME (LOSS)	16,463	(31,345)
BEGINNING MEMBERS' EQUITY	153,031	134,376
CONTRIBUTIONS	20,000	50,000
ENDING MEMBERS' EQUITY	$ 189,494	$ 153,031

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 16,463	$ (31,345)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	3,348	3,539
(Increase) decrease in operating assets		
Receivables from clearing organizations	(23,149)	19,891
Prepaid expenses	(9,301)	1,402
Increase in operating liabilities		
Commissions payable	28,827	12,369
Accrued expenses	410	-
Net cash provided by operating activities	16,598	5,856
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property and equipment	(1,368)	(3,641)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	20,000	50,000
INCREASE IN CASH AND CASH EQUIVALENTS	35,230	52,215
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	158,770	106,555
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 194,000	$ 158,770

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Money market funds at December 31, 2010 of $91,983 are not covered by depository insurance.

Receivables from Clearing Organizations

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2010 and 2009, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment, consisting of equipment and leasehold improvements, are carried at cost, less accumulated depreciation of $14,374 and $11,027 at December 31, 2010 and 2009, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to fifteen years. Depreciation expense amounted to $3,348 and $3,539 for the years ended December 31, 2010 and 2009, respectively.

Income Taxes

The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements.

Effective January 1, 2009 the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company files income tax returns in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years before 2006. The U.S. federal return for 2008 has been closed due to examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. There were no penalties and interest expenses for the year ended December 31, 2010. Penalties and interest expenses for the year ended December 31, 2009 were $139.

Subsequent Events

The Company has evaluated subsequent events through February 11, 2011, the date the financial statements were available to be issued.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents the Company has a deposit in a money market account with a clearing organization of $50,000 at December 31, 2010 and 2009.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is related to John Graham and Associates by common ownership. The Company rents office space from this related party. The lease is on a month-to-month basis. Rents in 2010 amounted to $1,200 per month through June 30 and $2,400 thereafter. Rents in 2009 amounted to $1,000 per month through June 30 and $1,200 thereafter. In addition, there is a charge of $600 per month to cover utility costs which was reduced to $360 per month effective July 1, 2010. Total lease expense amounted to $21,771 and $14,726 for the years ended December 31, 2010 and 2009, respectively.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had adjusted net capital of $158,979, which was $108,979 in excess of its required net capital of $50,000. The adjusted net capital of $158,979 is equal to the net capital the Company reported in its Focus Report.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
NET CAPITAL	$ 189,494	$ 153,031
NON-ALLOWABLE ASSETS		
Prepaid expenses	17,446	8,145
Property and equipment	12,228	14,208
	29,674	22,353
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	159,820	130,678
HAIRCUTS ON SECURITY POSITIONS		
Money market accounts	840	806
ADJUSTED NET CAPITAL	$ 158,980	$ 129,872
MINIMUM NET CAPITAL REQUIRED	$ 50,000	$ 50,000
EXCESS NET CAPITAL	$ 108,980	$ 79,872

SUPPLEMENTARY INFORMATION

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In planning and performing our audit of the financial statements of Midwestern Securities Trading Company, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all deficiencies have been identified. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 11, 2011

MIDWESTERN SECURITIES TRADING COMPANY, LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009

HEINOLD-BANWART, LTD.
Certified Public Accountants

MIDWESTERN SECURITIES TRADING COMPANY, LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009